Exhibit 99.1
Notice to ASX/LSE

Rio Tinto appoints Jakob Stausholm as chief executive

17 December 2020

Rio Tinto has appointed Jakob Stausholm as chief executive, effective 1 January 2021.

Since joining Rio Tinto as an executive director and chief financial officer in 2018, Mr Stausholm has played a leading role in the Group’s strong performance, maintaining capital allocation discipline and delivering significant shareholder returns, while strengthening the balance sheet.
Mr Stausholm is an experienced global executive, with 25 years in leadership roles in capital intensive and service industries across Europe, Latin America and Asia-Pacific. Prior to joining Rio Tinto, he was Group Chief Financial Officer and Strategy & Transformation Officer of A.P. Moeller – Maersk A/S.

Previously, he was Group Chief Financial Officer of the global facility services provider ISS A/S. Before that, he spent two decades with Royal Dutch Shell in numerous financial positions globally and as Chief Internal Auditor for the group.

Mr Stausholm also brings broad non-executive experience having served as non-executive director of Statoil ASA, including six years as Chairman of the Audit Committee. He was also a non-executive director with Australian energy company Woodside Petroleum.

Rio Tinto chairman Simon Thompson said “I am pleased to announce the appointment of Jakob as Chief Executive of Rio Tinto. His blend of strategic and commercial expertise, strong values and a collaborative leadership style are the ideal qualities for our next chief executive.

“Jakob has already made a significant contribution to the performance of the Group in his role as Chief Financial Officer. He has a proven track record as a senior executive with deep industrial and resources experience spanning strategy development and technology, as well as financial and risk management. He has also demonstrated the ability to build effective relationships and has a strong personal commitment to the role of business in promoting sustainable development.”

Jakob Stausholm said “I am truly delighted and humbled to be given the opportunity to lead this tremendous company. Since I joined two years ago, I have spent extensive time at our operations, meeting our excellent people and have also engaged with many of our valued partners.

“Rio Tinto’s purpose is to produce the materials essential to human progress and I remain deeply committed to this after the difficult times we have faced during 2020. I look forward to leading Rio Tinto and working with my colleagues across the business to ensure that we maintain strong safety, operational and financial performance, while progressing our growth, sustainability and technology strategies. I am also acutely aware of the need to restore trust with Traditional Owners and our other stakeholders, which I view as a key priority for the company.”

As a result of Mr Stausholm’s appointment, Peter Cunningham will be appointed interim chief financial officer of Rio Tinto, effective 1 January 2021. Peter was previously Group Controller for Rio Tinto and has held a number of senior finance and leadership roles across Rio Tinto in a career spanning 27 years with the company. Prior to joining Rio Tinto, Peter qualified as a chartered accountant.

Given the effective date of Mr Stausholm’s appointment, J-S Jacques will step down from his role as an executive director and chief executive of Rio Tinto with effect from 1 January 2021 and will leave the Group on 31 March 2021.

Mr Thompson said “I would like once again to acknowledge J-S’s strong leadership of Rio Tinto since 2016. He leaves the Group in an exceptionally strong financial position, having delivered significant shareholder returns, sector-leading profitability and value creation, and an outstanding safety performance. J-S and the team have created a very solid foundation for future success.”

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State

Notes to editors

Jakob Stausholm

Jakob Stausholm joined Rio Tinto in September 2018 as Executive Director and Chief Financial Officer.

Prior to joining Rio Tinto, Mr Stausholm was the Chief Strategy, Finance and Transformation Officer for the Maersk Group from 2016, having joined the Maersk Group in 2012. From 2008 to 2011, he was Group Chief Financial Officer of the global facility services provider ISS A/S. Previously, Mr Stausholm worked for Shell for almost 20 years across Europe, Latin America and Asia-Pacific, with roles including Vice President, Finance for Asia-Pacific, and chief internal auditor.

From 2009 -16, Mr Stausholm served as a non-executive director of Statoil (now Equinor), including six years as Chairman of the Audit Committee. Between 2006-08, he was also a non-executive director of Woodside Petroleum.

Mr Stausholm’s core contractual terms such as his notice period will remain unchanged. The structure of the remuneration package will also remain broadly unchanged, except for the base salary, and will comprise the following elements:
•A base salary of £1,150,000.
•An annual bonus with a target of 100 per cent of base salary and a maximum of 200 per cent (unchanged).
•A long-term incentive plan (LTIP) award of up to 400 per cent of base salary. The maximum LTIP award level aligns with the new remuneration policy we intend to submit to shareholders in 2021 and is a reduction from our current policy maximum of 438 per cent.
•The company pension contribution will reduce from currently 25 per cent of base salary to 14 per cent of base salary on appointment. The 14 per cent is consistent with the rate applicable to our broader global workforce, and in line with the median rate applicable to our UK employees.
•Mr Stausholm’s current car and fuel allowance will be removed on appointment. Other benefits which include company provided health care coverage, and eligibility to participate in the all-employee share plan remain unchanged.
•The minimum shareholding requirement will increase to 400% of base salary.

Further detail will be disclosed in the 2020 Directors’ Remuneration Report.

The detail of Mr Jacques’ leaving arrangements will be disclosed in the 2020 Directors’ Remuneration Report.

Contacts

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This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.